8/31

04036657

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust

*CURRENT ADDRESS

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34779 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 9/2/04

2003 annual report

Maximizing the value of every barrel

Corporate Profile

Harvest Energy Trust is a royalty trust based in Calgary, Alberta. Harvest was formed in July 2002 and began trading on the Toronto Stock Exchange under the trading symbol HTE.UN on December 5, 2002. At December 31, 2003, there were 17.1 million trust units issued and outstanding. The interests of Harvest's management and directors are aligned with those of unitholders through an internalized management structure and significant equity ownership.

Harvest's primary objective is to deliver sustainable distributions to unitholders. Harvest's business model is based on accretive acquisitions of mature producing assets followed by incremental value creation through active management and technical excellence. Production optimization and low-risk development drilling reduce unit costs, improve efficiencies, economically add production and reserves, and extend property life. This approach maximizes current distributions and renews the asset base to sustain long-term distributions to unitholders.

Contents

In 2003, our first full year of operations, Harvest achieved a total return of more than 100%.

We are maximizing the value of every barrel.



Harvest has grown production from approximately 8,600 boe per day at December 2002 to more than 15,400 boe per day at year-end 2003, nearly all of which was crude oil produced at high-working-interest operated properties.

Harvest retains up to 50 percent of cash flow to fund asset renewal and accretive acquisitions. Capital investment totalled $135.3 million in 2003, of which $108.7 million was for acquisition of producing properties.

Harvest made monthly distributions of $0.20 per trust unit throughout 2003. Harvest's goal is to maintain this level throughout 2004.


HTE. UN
S&P/TSX Canadian Income Trust Index
S&P/TSX Energy Trust Index
S&P/TSX Composite Index
TSX Oil & Gas Producers Index
240
220
200
180
160
140
120
100
4-Dec-02
24-Feb-03
17-May-30
7-Aug-03
28-Oct-03
18-Jan-04
9-Apr-04

Strategies at Work
Harvest's Key Business Principles





Harvest's business model aims to deliver sustainable distributions to unitholders. We achieve this through low cost acquisitions of mature producing properties that are accretive to cash flow and net asset value. We add value by actively managing our assets and by reducing per unit operating costs through production optimization and low-risk development drilling. We protect cash flow through an active risk management strategy that includes hedging a significant portion of our production volumes.

Improving Mature Properties

Harvest acquires carefully selected mature properties with an established production history. Harvest then applies active reservoir and infrastructure management, production optimization, low-risk development drilling and further asset consolidation, economically adding incremental production and reserves. This approach extends property life, creating additional value for unitholders.



Squeezing Value from Every Barrel

Harvest's approach involves continuous fine-tuning of every well and improvement of every aspect of operations. This is aimed at reducing costs, which increases profit margins, boosting cash flow available for distribution and reinvestment to unitholders. Cost reductions also add economic reserves, strengthening net asset value and extending field life.

Downside Asset Protection

Comprehensive risk-management protects Harvest's assets and provides a strong underpinning to cash flow. Risk management includes hedging a significant portion of production volumes to secure short-term cash flow, reducing operating costs, preventative maintenance at field facilities, comprehensive insurance programs, geographical diversification of assets and a strong environmental, health and safety program.







Renewal

In 2003 approximately 35 percent of cash flow plus proceeds from Harvest's Distribution Reinvestment Plan ("DRIP") were reinvested into optimization, low-risk development drilling and acquisitions. This approach extends property life, thereby renewing Harvest's asset base. Capital investment totalled $135.3 million in 2003, of which cash flow contributed $15.8 million. Successful renewal helped Harvest exceed its production forecast for 2003 and, more important, to grow production and assets per unit to support future distributions.

Recruiting Excellent People

Maximizing the value of Harvest's assets requires excellent technical, financial and managerial talent. Recruitment and team-building are key business principles for Harvest. We have further strengthened Harvest's talent pool with select personnel additions associated with asset acquisitions.

Distributions

The Harvest business model results in stable, predictable distributions throughout the commodity price cycle. In 2003, Harvest distributed $0.20 per trust unit every month. Harvest's goal is to maintain this level through 2004 and into 2005.

One Over-arching Goal: ***Stable Distributions***

2003 Performance



Cash Flow ($000s)


6,489
9,547
16,759
13,692
Q1
Q2
Q3
Q4



Cash Flow ($)
per trust unit, basic


0.62
0.84
1.35
0.85
Q1
Q2
Q3
Q4



Net Income per unit ($)
per trust unit, basic


0.36
0.10
0.46
0.37
Q1
Q2
Q3
Q4

Financial Highlights

4

Financial ($000s, except per trust unit and per boe)	December 31, 2003	December 31, 2002[1]
Oil and natural gas sales	119,351	22,709
Net income	16,710	5,136
Per trust unit, basic[4]	1.33	3.69
Per trust unit, diluted[4]	1.29	3.46
Per boe	4.15	6.81
Cash flow from operations[2]	46,487	9,504
Per trust unit, basic (non-GAAP)[4]	3.69	6.83
Per trust unit, diluted (non-GAAP)[4]	3.58	6.43
Per boe	11.54	12.61
Cash distributions declared	30,685	1,863
Cash distributions declared per trust unit	2.40	0.20
Payout ratio[3]	66%	20%
Debt, net of working capital	53,555	34,563
Weighted average trust units outstanding (000s)[4]		
Basic	12,591	1,392
Diluted	13,003	1,479

(1) From the date of formation on July 10, 2002 to December 31, 2002.

(2) Represents cash provided by operating activities before change in non-cash working capital.

(3) Cash distributions declared divided by cash flow from operations.

(4) On December 5, 2002, the Trust became a public entity listed on the Toronto Stock Exchange, at which time 9,312,500 trust units were issued. Thus these trust units were outstanding for only 27 days in 2002 and thus net income per trust unit and cash flow from operations per trust unit for the period ended December 31, 2002 reflected a low weighted average of trust units outstanding.


Production (boe per day)
8,223
9,632
11,373
14,858
Q1 Q2 Q3 Q4


Revenue per boe ($)
35.44
28.69
27.27
29.13
Q1 Q2 Q3 Q4


Operating Expense per boe ($)
9.19
7.68
9.23
9.50
Q1 Q2 Q3 Q4

Operating Highlights

Operating	December 31, 2003	December 31, 2002
Production		
Light and medium crude oil (bbls per day)	5,314	2,718
Heavy crude oil (bbls per day)	5,444	1,463
Natural gas liquids (bbls per day)	64	22
Natural gas (mcf per day)	1,311	624
Total (boe per day)	11,040	4,307
Product prices		
Light and medium oil ($/bbl)	32.83	34.21
Heavy oil ($/bbl)	27.34	22.63
Natural gas liquids ($/bbl)	29.92	37.64
Natural gas ($/mcf)	6.70	4.54
Oil equivalent ($/boe)	29.62	30.13
Operating expenses ($/boe)	8.94	8.49

Trading statistics ($ per trust unit, except volume)	December 31, 2003	December 31, 2002[1]
High	14.20	9.50
Low	9.45	8.25
Close	14.07	9.50
Volume traded	7,496,032	561,757

(1) On December 5, 2002, the trust units began trading on the Toronto Stock Exchange.

Management's Letter to Unitholders

Maximizing the value of every barrel.

Harvest Energy Trust achieved strong financial and operating success in 2003. Harvest doubled overall production through carefully selected, accretive acquisitions followed by optimization and development. Performance at operated properties exceeded targets for volumes. These successes supported our primary goal of delivering to unitholders monthly distributions of $0.20 per trust unit throughout 2003, while enabling Harvest to retain approximately 34 percent of cash flow for reinvestment.







All of Harvest's activity is in furtherance of one objective: genuine value-creation to support sustainable distributions to unitholders. Harvest's business model is designed to capture incremental value from mature operated properties through a process of asset renewal. Successful asset renewal enables properties to continue to provide cash flow for distribution and for growth-generating capital expenditures. Harvest's business model can be applied throughout the Western Canada Sedimentary Basin ("WCSB"), creating a recognizable franchise of operational and financial success. Harvest's results to date validate the key principles of the business model.

Harvest's Business Model

By their nature, oil and natural gas assets – including the mature pools of the WCSB – offer internal opportunities to increase production and reserves. Mature oil-producing pools are the class of assets that Harvest has sought as the platform on which to execute its business model. These maturing WCSB properties increasingly require hands-on, technically excellent, cost-conscious management.

Harvest intends to extract incremental value out of such assets by applying managerial and technical excellence to extend their productive economic life. Reducing costs through field optimization improves profit margin, maximizing the "value of our extracted barrels." Cost efficiencies also improve the economic thresholds of our assets, adding reserves



Jacob Roorda
President

David M. Fisher
Vice President, Finance

Al Ralston
Vice President, Operations

and productive life. Reinvestment in low-risk development drilling and production optimization adds further production and reserves. Cost efficiencies and reinvestment together maximize the "number of barrels."

These processes create genuine new value and, when combined with acquisitions of additional producing properties at accretive prices, continuously renew Harvest's asset base. Unlocking new value not reflected in the acquired properties' original reserve life expectation strengthens and extends Harvest's ability to maintain distributions to unitholders.

Risk management is integral to Harvest's business model. Its elements include preventative maintenance at field facilities, comprehensive insurance programs, geographical diversification of assets, a conservative capital structure, a strong environmental, health and safety program and, crucially, downside cash flow protection through hedging. Although hedging can result in an opportunity cost during years of high commodity prices, hedging has been and will continue to be commodity price insurance securing Harvest's capital budget and planned distributions.

The Human Component

Harvest's founders focused on building a management team with the full range of technical, operating and business skills needed to establish and grow a successful, profitable trust. An important element was recruiting people who understood Harvest's particular business model and would focus on a common goal – adding value to Harvest's assets. The founders





> Capital investment totalled $135.3 million in 2003, of which cash flow contributed $15.8 million.

adopted an internalized management structure and strong equity ownership in order to align the interests of management with those of unitholders.

The team assembled at Harvest has met with strong success, as evidenced by the growth and profitability we have enjoyed in the past year. Harvest's field and head office teams, which at year-end 2003 numbered more than 97 people, complement Harvest's assets and technology. They are the source of the ideas and activity that reduce operating costs, identify and pursue opportunities for development and add incremental production and reserves.

Capital Structure

Harvest's position in the capital markets improved markedly in 2003. At year-end 2003 Harvest's net debt to fourth quarter annualized cash flow ratio was 1.0:1. Harvest raised a total of $66.7 million in new equity during 2003 at progressively higher unit values. In Q1 2004, Harvest completed a $60 million convertible debenture financing that will position us to fund future growth.

Harvest has become a recognized participant in the Canadian capital markets, able to access capital to ensure that we can continue to fund asset base renewal, including accretive acquisitions. Nevertheless, Harvest regards the issuance of a new unit as an obligation to distribute $0.20 per month for as long as possible. This creates strong financial self-discipline. Minimizing dilution of unitholders' equity is an ongoing objective. This will be accomplished by restraining issuance of new equity and limiting acquisitions to those that are genuinely accretive.

Accretive Acquisitions

The most significant event of the year was the $80 million Carlyle acquisition in October that added properties producing 5,200 boe per day of light-gravity oil at Carlyle in southeast Saskatchewan. The Carlyle acquisition demonstrated Harvest's ability to locate and obtain additional assets that conform to our business model. Carlyle is now Harvest's second core area.

> Harvest's units appreciated from $8.00 at the IPO in December 2002 to over $14.00 at year-end 2003.





Accretive acquisitions form the basis of asset renewal and underpin Harvest's ability to sustain distributions. The Carlyle transaction was highly accretive to production, reserves and cash flow per trust unit. It improved the quality of Harvest's asset portfolio, increasing the overall reserve life index by more than 40 percent, lightening the average crude oil gravity and diversifying operations. Further, Carlyle provided a strategic entry into a region where further significant transactions are expected. Physical presence will improve Harvest's awareness and understanding of emerging opportunities.

Carlyle validates Harvest's renewal concept. It is geologically and operationally complementary to Harvest's first core area, Provost, enabling Harvest to "franchise" the cost-cutting, value-creating model developed there. The first tasks at Carlyle were to understand the properties in detail and form an inventory of opportunities for optimization and low-risk drilling. Harvest's inventory development to date suggests that Carlyle offers more upside potential than initially expected. With two to three years' worth of opportunities identified, Harvest has an active development drilling and optimization program planned for 2004. The first wells at Carlyle were being drilled in Q1 2004.

Subsequent to year-end, on April 19th, Harvest announced that it will be acquiring approximately 4,200 boe per day of production in the Red Earth area of north central Alberta through a Plan of Arrangement with Storm Energy Ltd. The Red Earth acquisition is compatible with Harvest's core operating strengths and provides Harvest with numerous opportunities to develop new production and reserves and pursue value upside through property optimization. This acquisition is expected to close in June 2004 and will result in pro forma production of approximately 19,000 boe per day.

Strong Results

Harvest's trust units appreciated from $8.00 at the IPO in December 2002 to over $14.00 at year-end 2003. A Harvest unitholder who invested on January 1, 2003 experienced a total return of more than 100 percent by year-end. This performance, one of the year's best in the Canadian energy trust sector, was driven by both external and internal factors. External factors included the rebound in North American capital markets, the continued interest from investors for income-style investments and strong commodity prices.

> 2004 Strategies

> Add value by developing incremental reserves through drilling and optimization projects.

> Extend the reserve life of our properties. Maximize every barrel of production from each asset.

> Continue to evaluate acquisitions as large international E&P companies leave the Western Canada Sedimentary Basin. Ensure strategic fit and opportunity for cost reductions, development drilling and enhancement of portfolio quality.

The main internal factors were Harvest's accretive acquisitions and the financial benefits of successful field development and optimization. Harvest's acquisitions team achieved transactions that were complementary to existing operations, offered wide potential to apply the Harvest method of adding value and priced to be accretive to production, reserves and cash flow per trust unit.

Our operational model added tangible value. As an example, the restructuring of produced-water disposal at Hayter and Thompson Lake is expected to substantially reduce electricity consumption. Cost savings of this nature improve operating profit margins and cash flow for current distribution and reinvestment, and transform additional volumes of oil-in-place into economically producible reserves. The resulting addition to net asset value will later become new cash flow and distributions. Such results help to sustain distributions and thereby underpin Harvest's unit value.

Harvest enjoyed strong cash flow in 2003. Harvest hedged an average of 70 percent of production through 2003, resulting in an opportunity cost of $18.9 million due to strong commodity prices. This was the price paid for Harvest's downside cash flow insurance. Harvest's unitholders are strongly attracted to stable distributions, and hedging production is the most effective way for Harvest to maintain cash flow with confidence.

The combination of Harvest's successful activities and favourable market conditions resulted in 2003 cash flow of $46.5 million, of which 66 percent was distributed to unitholders and the balance was retained for reinvestment.

The Year Ahead

Harvest's objective in 2004 is to build on the successes achieved in 2003. A "firm embrace" of Harvest's existing assets will create new value by drawing the greatest potential out of each property. Low-risk drilling and incremental cost reductions through optimization will add new proved reserves, extending the properties' reserve life and thereby creating new value. Value creation is the true financial return of investing in Harvest, and is what supports long-term cash distributions to unitholders.

Carefully selected acquisitions will continue to play a central role. The WCSB's maturity indicates it has evolved from an exploration into a development and production basin. This suggests that suitable asset packages will continue to

> 2004 Goals

> Planned capital investment of $35 million will be used to maintain a production rate of approximately 15,300 boe per day from existing operations.

> Maintain monthly distributions at 20 cents per trust unit.

become available as large historical explorers shift their focus to new frontiers. Harvest's performance and our improved access to capital have strengthened our ability to participate in this value transfer process. Any future acquisition must continue to meet Harvest's strict tests for value accretion and offer benefits such as strategic fit and scope for cost reductions, low-risk drilling and improvement to portfolio quality.

In keeping with Harvest's rapid growth, detailed budgeting and forecasting continue to be performed quarter-by-quarter. Capital expenditures should total approximately $35 million on existing properties in 2004. Ongoing optimization and low-risk development drilling should maintain a production rate of approximately 15,300 boe per day, not including volumes that would be acquired through the recently announced Storm transaction.

Our budget assumptions for 2004 include US$32.00 per barrel of WTI crude oil, a heavy-light oil differential of $9.00 per barrel, a corporate average sales price of $29.29 per boe (post-hedging), a prime interest rate of 4.25 percent and an exchange rate of US$0.76 to Cdn$1.00. Under these assumptions, Harvest should generate sufficient cash flow to maintain monthly distributions at the planned rate of $0.20 per trust unit through year-end, plus provide additional cash flow to underpin capital for reinvestment in asset renewal.

Harvest's successes would not be possible without the confidence and optimism of unitholders, the support of the Board of Directors, and the tremendous efforts and results achieved by Harvest's committed team of management and employees, including field staff who joined Harvest throughout the year. Our deepest thanks go to all of you. We also extend thanks to Harvest's many suppliers, whose strong performance helps Harvest meet its operational and financial goals. We look forward to further hard work and strong success in 2004 and beyond.

On behalf of Management,

Jacob Roorda
President
March 15, 2004

Al Ralston
Vice President, Operations

David M. Fisher
Vice President, Finance

Understanding Harvest's Assets

During 2003 Harvest's production was organized into two core areas: Provost in eastern Alberta and Carlyle in southeast Saskatchewan. At year-end 2003 Harvest's production totalled 15,400 boe per day, of which 98 percent was oil. Harvest's working interests averaged in excess of 90 percent, and Harvest operated in excess of 95 percent of its production.

Opportunity–Driven

Harvest's assets do not fit the traditional model for royalty trusts, which usually seek longer-life pools requiring little capital investment. Currently there is heavy competition for acquiring such assets – at very high prices. Harvest's carefully developed business model, which includes discriminating economic criteria for acquisitions, created the opportunity to acquire different, more favourably-priced oil-producing assets with which Harvest could generate a strong return on its investments.

Carefully Selected Acquisitions

Any acquisition must ultimately be accretive to distributions per trust unit. Harvest does not pursue "growth for growth's sake." Harvest's business model targets value, not,activity. Harvest's head office team includes experienced acquisitions specialists, who work with technical personnel in identifying and carefully assessing acquisition candidates and in negotiating transactions.

In addition to the key criterion of enhancing distributions per trust unit, Harvest seeks ancillary benefits such as increased reserve life, improved product quality, geographical diversification, upside potential and synergies with existing properties. Evaluation of potential candidates includes field tours, detailed review of wells, pools and facilities, and assessment of environmental, health and safety programs.

Harvest commenced field operations in 2002 following two major acquisitions in the Provost area (totalling approximately 9,000 boe per day). During 2003 Harvest augmented the Provost core area through acquisitions of complementary properties at Killarney (1,000 boe per day) and Amisk/Czar (1,000 boe per day). These, plus the major transaction at Carlyle, Saskatchewan in Q4 2003, helped Harvest grow to a year-end production rate of 15,400 boe per day.

In 2004, Harvest will continue to seek opportunities for complementary acquisitions adjacent to existing properties and suitable acquisitions to create new core areas. Any acquisition must meet Harvest's key test for accretion of distributions per trust unit.

Asset Type

At inception, Harvest identified a regional oil trend amenable to its technical model for adding reserves by increasing efficiencies and reducing costs. Harvest pursued properties offering significant scale to promote operating efficiencies, and an established production history to reduce operating risks. Harvest also identified excellent reservoir quality, active aquifer support (which provides sweep efficiency, reducing the need to add outside energy to keep the system producing) and excellent drainage efficiency, enabling Harvest to control oil lifting and water disposal costs, pushing economic limits as low as possible.

Profitability

The focus on technical excellence and operating efficiency has an economic objective: improving profitability. Economic as well as technical criteria determine reserves classification; oil that cannot be produced economically will not be booked as reserves. Reducing operating costs per unit of production improves the profitability of current production, and makes a greater proportion of a field's oil-in-place economic. This adds new reserves. The larger the pool, the greater the value impact of each percentage gain in oil recovery.

Profitability-enhancing methods employed by Harvest include reducing the costs of lifting oil to surface, de-bottlenecking facilities to increase production, introducing labour-saving automation, and reducing disposal costs for produced water by re-injection into more suitable reservoirs. Harvest further enhances profitability by adding production and reserves through low-risk development such as infill drilling, edge drilling and pool extensions. In 2003, Harvest drilled 21 new wells, and in 2004 Harvest plans to drill a further 32 new well. This does not include development associated with the Storm properties anticipated to be closed in June 2004.

Harvest's overall operational goal is to maintain reserves and stable production year-over-year by replacing current production with reserves additions.

Provost

Harvest entered the Provost area in July 2002 and expanded its interests through follow-on acquisitions. The Provost area pools had original-oil-in-place in the hundreds of millions of barrels. This large scale means that it is not limited by the quantity of oil remaining in the reservoir but by the technical and economic factors Harvest can manage. New barrels that become economically recoverable add to the pool's economic life and present significant new value created for Harvest and its unitholders.

Carlyle

Harvest's second major asset advances the business model. Carlyle is similar to Provost, enabling Harvest to re-apply its proven methods to enhance profitability by reducing costs, increasing netbacks and adding new reserves and production. Carlyle improves Harvest's economies of scale. Carlyle's production has lightened Harvest's average oil gravity, and its longer-life pools have increased Harvest's reserve life index by 40 percent.

Review of Core Areas
Provost, Alberta





Harvest was active throughout 2003 achieving cost-reducing optimization and pursuing upside potential at the nine producing properties that form the Provost core area. Through intensive management, Harvest aims to extend the productive life of these theoretically short reserve-life assets. Select oil pools, if operated correctly, could produce economically for a further 10-25 years.

The largest Provost property is Hayter, acquired in November 2002. Following a major infrastructure review, Harvest increased fluid handling capacity by 12-14 percent for less than $500,000, allowing some shut-in oil wells and reserves to be brought back on-production, thus reducing unit operating costs. Harvest completed a water disposal project that facilitated a five percent increase in daily production. Production at Hayter averaged 5,534 boe per day in 2003.

Hayter's large original-oil-in-place (approximately 138 million barrels) and its relative development immaturity create significant upside potential. Harvest drilled 16 new horizontal infill wells in 2003, focusing on areas of the pool that were not being efficiently drained. For 2004, Harvest has identified further optimization opportunities and plans to drill an additional 12 wells out of a current inventory of more than 30 wells.

At Thompson Lake, which averaged volumes of 1,374 boe per day in 2003, Harvest is applying fundamental techniques of operational excellence. The most effective cost reduction measure has been to carefully high-grade producing areas, followed by shutting-in more than 30 low-productivity, high-cost wells. This will reduce operating expenses and improve production effectiveness. Harvest also cut water disposal costs by drilling an injection well into a more porous and permeable formation. This has reduced unit operating costs by minimizing energy consumed for water injection. Two further injection wells are planned for 2004.

INITIALLY ACQUIRED:
FIRST PROPERTY INITIALLY ACQUIRED JULY/OCTOBER, 2002

OPERATED WORKING INTEREST:
37.5 - 100 PERCENT

YEAR-END 2003 PRODUCTION:
10,300 GROSS BOE PER DAY

YEAR-END 2003 GROSS PROVED PLUS PROBABLE RESERVES:
19 MILLION BOE

RESERVE-LIFE-INDEX AT YEAR-END 2003:
5.4 YEARS

COMMODITY:
CRUDE OIL, AVERAGE GRAVITY 21 DEGREES API; MINOR VOLUMES OF NATURAL GAS

GEOLOGY:
CHANNEL AND SHORELINE SANDS AT 700-1,400 METRES

2003 CAPITAL INVESTMENT:
$7.5 MILLION

2004 PLANNED CAPITAL INVESTMENT:
$19 MILLION

2004 PLANNED ACTIVITY:
DRILL 12 NEW HORIZONTAL WELLS; RELOCATE PRODUCING LEGS OF EXISTING HORIZONTAL WELLS; OPTIMIZE PRODUCTION; IMPROVE WATER DISPOSAL

Activity at smaller Provost properties included:

> At David, increased disposal capacity, altered waterflood patterns in Lloydminster sandstones, and added Dina volumes through increased lift;

> At Amisk, upgraded tubing and increased water disposal at low pressure, conducted property review and benchmarking to identify cost reductions, and abated production decline by high-grading producing wells through selective shut-ins;

> At Metiskow and Windy Lake, added water disposal capacity;

> At West Hayter, mapped potential for horizontal wells, with one new well planned for 2004;

> At Killarney, assumed operatorship in April 2003, began surface improvements and formulated plans for comprehensive optimization in 2004;

> At Czar, reformed production scheme and conducted surface work and developed plan to alter depths of some horizontal wells to increase oilcut in 2004;

> At Bellshill, formulated plan to add water disposal capacity in 2004.



Killarney
Bellshill
Thompson Lake
Amisk
David
Hayter
Czar
West Hayter
Metiskow
West Provost
Harvest Land
Glauconitic Channel Trend
Main Producing Areas
Harvest Production Fairway

Review of Core Areas
Carlyle, Saskatchewan







A New Core Area with Lighter Oil

In a net $80 million transaction in October 2003 Harvest acquired properties at Carlyle in southeast Saskatchewan producing 5,200 boe per day, with 16.5 million gross working-interest boe of proved plus one-half probable reserves at an average gravity of 33 degrees API. The acquisition was financed through newly issued equity, bank debt and bridge financing.

In keeping with Harvest's goal of finding low-cost acquisitions, the Carlyle area was acquired at a favourable cost that was below many other Canadian transactions in 2003. As a result, the acquisition was accretive to Harvest's production and cash flow per trust unit, and beneficial to Harvest's unitholders.

The Carlyle assets form a strong fit with Harvest's business model. Large volumes of original oil-in-place, high reservoir quality and an active reservoir aquifer, plus the general state of operations, create scope for Harvest to apply its proven approach of improving profitability and adding reserves through low-risk development drilling, property optimization and cost reductions. The nature of the Carlyle properties, including high working interests, operatorship and control of strategic facilities, have enabled Harvest to become a dominant regional operator. Area dominance helps to maximize operating efficiencies, which in turn supports cash flows and distributions. The acquisition has not required a proportional increase to head office staff, reducing Harvest's general and administrative costs per trust unit of production.

The Carlyle properties have a combined reserve-life-index of 8.1 years, increasing Harvest's overall reserve-life-index. Carlyle holds considerable upside potential. Going into 2004, Harvest's technical team has developed a near-term drilling inventory of more than 35 wells. The acquisition included undeveloped land that could generate longer-term growth opportunities through development drilling and farm-outs. Further, Carlyle is part of a regional play trend where Harvest expects further opportunities to acquire assets as other producers divest.


Tilston Fairway
Moose Valley
Coming/
Flinton
Hazelwood
White Bear
Parkman East
Wauchope/
Lightning
Harvest Land
Main Producing Areas
Tilston Productive Fairway

ACQUIRED:
OCTOBER 15, 2003

OPERATED WORKING INTEREST:
95.6 PERCENT

YEAR-END 2003 PRODUCTION:
5,200 GROSS BOE PER DAY

YEAR-END 2003 GROSS PROVED PLUS PROBABLE RESERVES:
14 MILLION BOE

RESERVE-LIFE-INDEX AT YEAR-END 2003:
8.1 YEARS

COMMODITY:
CRUDE OIL, AVERAGE QUALITY 33 DEGREES API; MINOR VOLUMES OF NATURAL GAS

GEOLOGY:
TILSTON CARBONATE AT 1,200-1,400 METRES

2004 PLANNED CAPITAL INVESTMENT:
$13 MILLION

2004 PLANNED ACTIVITY:
DRILL 12 NEW VERTICAL AND HORIZONTAL WELLS; OPTIMIZE PRODUCTION; IMPROVE WATER DISPOSAL

The Tilston Formation carbonate, where most production at Carlyle originates, represents different geology but a familiar operating environment to Provost: high reservoir quality, natural water drive and an established production history over a geographic trend stretching for 70-80 miles. Harvest recognized the opportunity to apply its successful Provost model of production and reserve additions through property optimization, cost reductions and low-risk development drilling.

Harvest began operational improvements upon taking control at Carlyle in October 2003. This included a pool-by-pool review to identify maintenance needs and opportunities for new efficiencies. This "running start" enabled Harvest to maintain production rates through year-end 2003. Further optimization and unit cost reductions are planned for 2004.

Carlyle's six major producing properties offer upside potential through development drilling. The acquisition included a large 3-D seismic database, reducing the need for new seismic. Harvest has developed an inventory of more than 35 drilling locations, of which 15 vertical and horizontal wells are planned for 2004.

Harvest's 2004 development plans include a mix of exploitation-oriented infill or down-spacing wells, plus step-out development wells to prove up pool edges or extensions. Vertical Tilston wells typically produce at initial production rates of 60 boe per day, eventually flattening out to 30 boe per day and producing for up to 15 years. Horizontal Tilston wells typically produce at initial production rates of 200 boe per day, eventually flattening out to 50 boe per day and producing for up to 20 years.

Subsequent Events

Acquisition of Red Earth Properties

On April 12, 2004 Harvest announced the acquisition of 4,200 boe per day of light gravity, long-life oil properties located primarily in Red Earth, Alberta. This acquisition will be accomplished through a Plan of Arrangement with Storm Energy Ltd. Closing is expected in June 2004. It is conditional on Storm shareholders receiving and approving the Plan of Arrangement at a special meeting to be held in June 2004 and the receipt of all regulatory and court approvals. The total cost of this acquisition is estimated to be approximately $189 million. The acquisition of the Red Earth properties provides Harvest's entry into a new core area. Harvest will operate over 80 percent of the Red Earth production, which is primarily light gravity crude oil derived from the Slave Point and Granite Wash formations.

Compatible with the core competencies Harvest has developed at Provost and Carlyle, this beachhead into north central Alberta will offer a significant production base where Harvest can apply its "hands-on" approach to managing its assets to maximize production and cash flow. Furthermore, the Red Earth area is a large crude oil resource with an estimated 400 million barrels of original oil-in-place, pointing to the potential for incremental production and reserves. Harvest currently sees development opportunities in the form of over 38 drilling locations, waterflood optimization on the Slave Point and Granite Wash formations, solution gas conservation, by-passed natural gas exploitation, power generation and natural gas liquids recovery.

Once Harvest takes over operatorship, it expects to initiate its development and optimization as early as the third quarter of 2004, thereby ensuring that value extraction from Red Earth is realized by Harvest unitholders as soon as possible.

Environment, Facilities Abandonment, Site Restoration, Health and Safety







MEMBER STEWARDSHIP

Harvest is committed to operating in an environmentally responsible manner. Harvest intends to be a good steward by working within the laws, regulations and guidelines established by the regulatory bodies. Harvest maintains an internally- developed environmental management program and an abandonment and reclamation management program. These programs are overseen by Harvest professionals with expertise in policies and compliance. A combination of internal and third-party audits ensure Harvest remains compliant with program guidelines and regulatory requirements.

Harvest is a member of the Canadian Association of Petroleum Producers ("CAPP") and a Platinum Level Reporter under CAPP's stewardship program. In 2004, Harvest plans to join the Voluntary Challenge, a cooperative industry-government program to monitor and, where possible, reduce emissions of "greenhouse" gases.

As a producer of mature properties, Harvest is conscious of the need to monitor liabilities associated with the final abandonment of wells and facilities, and the reclamation of disturbed lands. Harvest operates a sophisticated process for the identification, abandonment and reclamation of non-producing wells.

Reserves Information

Reserves Information – Updated Pricing

The reserves information set forth below is based upon an evaluation by McDaniel & Associates Consultants Ltd. ("McDaniel") with an effective date of December 31, 2003. The reserves information summarizes the crude oil, natural gas liquids and natural gas reserves of Harvest Energy Operations Corp. and Harvest Sask. Energy Trust (hereinafter collectively referred to as the "Company") and the net present values of future net revenue for these reserves using McDaniel's April 1, 2004 forecast prices and costs.

The reserves information presented below is in addition to the detailed information respecting the Company and its reserves which has been prepared as required under National Instrument 51-101 and is contained in Harvest's Annual Information Form ("AIF") for the year ended December 31, 2003. The AIF has been filed on the System for Electronic Document Analysis and Retrieval ("SEDAR"). In particular, the forecast prices and costs which have been utilized in the evaluation of McDaniel upon which the reserves information presented below is based were McDaniel's forecasts as at April 1, 2004 rather than McDaniel's forecasts as at January 1, 2004.

All of the Company's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Disclosure provided herein in respect of boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant price and cost assumptions and forecast price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein.

Summary of Oil and Natural Gas Reserves and Net Present Values of Future Net Revenue – Forecast April 1, 2004

	Reserves							
	Light/Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed producing	18,396	16,711	7,251	6,112	1,919	1,638	115	95
Developed non-producing	18	17	–	–	4	3	–	–
Undeveloped	1,040	944	275	205	74	67	7	6
Total proved	19,454	17,673	7,526	6,317	1,997	1,708	123	102
Probable	4,873	4,516	1,037	882	724	575	32	28
Total proved plus probable	24,328	22,189	8,564	7,199	2,722	2,284	155	130

Net Present Values of Future Net Revenue – Forecast April 1, 2004

	Discounted before Income Taxes				
Reserves Category	0 ($mil)	5 ($mil)	10 ($mil)	15 ($mil)	20 ($mil)
Proved					
Developed producing	225,615	211,189	196,023	182,191	170,080
Developed non-producing	(682)	(517)	(407)	(332)	(279)
Undeveloped	12,548	9,314	6,930	5,153	3,806
Total proved	237,481	219,985	202,546	187,012	173,607
Probable	33,207	24,812	18,728	14,409	11,299
Total proved plus probable	270,689	244,798	221,275	201,421	184,907

Summary of Pricing and Inflation Rate – Forecast April 1, 2004

	Oil[1]							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Light Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Bow River Medium 29.3° API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/Mmbtu)	Natural Gas Liquids Fob Field Gate ($Cdn/bbl)	Inflation Rates[1] %/year	Exchange Rate[2] ($US/$Cdn)
Forecast								
2004[3]	34.00	44.30	29.30	34.30	6.05	32.40	2.00	0.75
2005	29.00	37.60	24.90	30.00	5.65	28.00	2.00	0.75
2006	27.00	35.00	23.60	28.20	5.10	25.90	2.00	0.75
2007	25.50	32.90	21.20	26.00	4.80	24.30	2.00	0.75
2008	25.50	32.90	21.00	25.90	4.70	24.20	2.00	0.75
Escalating Thereafter	2%	2%	2%	2%	2%	2%	-	-

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) 2004 forecast for 9 months only.

Reserve Life Index

	2003
Total proved production (mboe)	5,069
Total proved reserves (mboe)	27,437
Total proved reserve life index	5.4
Total proved plus probable production (mboe)	5,255
Total proved plus probable reserves (mboe)	33,503
Total proved plus probable reserve life index	6.4

Total Proved Finding, Development and Acquisition Costs

	2003
Including effect of acquisitions	
Capital expenditures including net acquisitions [1] ($000s)	135,300
Net change from previous year's future development capital including net acquisitions ($000s)	5,372
Total capital including net change in future development capital ($000s)	140,672
Reserve additions including net acquisitions (mboe)	19,458
F&D cost ($/boe)	7.23

(1) Excludes capitalized general and administrative expenses, furniture, leaseholds and office equipment

Total Proved Plus Probable Finding, Development and Acquisition Costs

	2003
Including effect of acquisitions	
Capital expenditures including net acquisitions [1] ($000s)	135,300
Net change from previous year's future development capital including net acquisitions ($000s)	21,601
Total capital including net change in future development capital ($000s)	156,901
Reserve additions including net acquisitions (mboe)	23,702
F&D cost ($/boe)	6.62

(1) Excludes capitalized general and administrative expenses, furniture, leaseholds and office equipment

Reserve Recycle Ratio Calculation

Year ended December 31, 2003		2003
Average field netback per boe (6 mcf:1 bbl)	$	19.16
FD&A cost per boe (6 mcf:1 bbl)		
Total proved	$	7.23
Total proved plus probable	$	6.62
Reserve recycle ratio		
Total proved		2.6
Total proved plus probable		2.9

The field netback divided by the proved and proved plus probable finding, development and acquisition costs measures Harvest's ability to add incremental value from its capital expenditures. The 2003 recycle ratio, at 2.6 times for proved reserves and 2.9 times for proved plus probable reserves, indicates that every dollar reinvested will return over two dollars.

Management's Discussion and Analysis

> 2003 Highlights <

- > Achieved average production of 11,040 boe per day for the year, and 14,858 boe per day in the fourth quarter.
- > Capital expenditures totalled $135.3 million, including acquisitions of $108.7 million. The acquisitions added infrastructure and production of approximately 7,375 boe per day in Alberta and Saskatchewan.
- > Net income was $16.7 million in 2003, or $1.33 per basic unit and $1.29 per fully diluted unit.

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at April 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Natural gas is converted to an oil equivalent basis ("boe") utilizing a 6 mcf:1 bbl conversion ratio. This boe conversion may be misleading, if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high-quality, mature producing crude oil and natural gas properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high-working-interest, mature producing properties and employs unique management techniques. These techniques include diligent, hands-on management to maintain and maximize production rates, application of leading-edge technologies and operating practices, selective capital investment to maximize reserve recovery, enhancement of operational efficiencies to control and reduce expenses and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. During 2003 the Trust had operations in the Provost region of eastern Alberta and in the Carlyle region of southeastern Saskatchewan.

Industry Overview

Prices (average for the year)	2003	2002	Change
West Texas Intermediate crude oil (US$ per barrel)	$ 30.99	$ 26.15	18.5%
Edmonton light crude oil ($ per barrel)	43.77	40.41	8.3%
Lloydminster blend crude oil ($ per barrel)	31.48	30.73	2.4%
Bow River blend crude oil ($ per barrel)	32.39	31.77	2.0%
AECO natural gas ($ per mcf)	6.67	4.09	63.1%
Alberta Power Pool electricity price ($ per MWh)	62.99	43.93	43.4%
U.S./Canadian dollar exchange rate	0.713	0.637	12.0%
Bank of Canada bank rate	3.19%	2.70%	18.2%

The average price for world crude oil increased year-over-year, with the North American benchmark West Texas Intermediate ("WTI") crude oil price averaging US$30.99 per barrel in 2003, in comparison with US$26.15 for 2002. The price varied throughout the year with a low of US$25.24 and a high of US$37.83, primarily due to tensions in the Middle East and uncertainty regarding international supply. With low inventories persisting, uncertainty in Iraq and renewed possibility of turmoil in Venezuela, these fluctuating prices are expected to persist through at least the first part of 2004.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloydminster and Bow River blend crude prices. Although heavy differentials widened in 2003, heavy prices followed light prices, increasing slightly during the year by 2.4 percent and 2 percent, respectively.

The exchange rate between the U.S. and Canadian dollars changed substantially during the year relative to 2002, with the Canadian dollar increasing in value by approximately 12 percent on an average annual basis. The increase in closing rate year-over-year was even more substantial, with the Canadian dollar closing at US$0.774 in comparison to US$0.635 as at December 31, 2003 and 2002 respectively. With no signs of the U.S. Federal Reserve supporting the U.S. dollar against worldwide currencies, the Canadian dollar is anticipated by many to remain strong relative to the U.S. dollar throughout the upcoming year.

The overall average price increase in WTI of approximately 18.5 percent during the year was mitigated by the 12 percent increase in the Canadian dollar versus the U.S. dollar. The benchmark for Canadian crude oil prices is the posted price for light crude oil delivered to Edmonton ("Edmonton Light"). The average Edmonton Light crude price increased by 8.3 percent in 2003. This increase was due to a combination of higher WTI prices offset by a stronger Canadian dollar.

The average Alberta Power Pool electricity price increased by approximately 43 percent over 2002, mostly due to the 63 percent increase in the 2003 average AECO natural gas prices. Marginal electricity prices are driven by natural gas fired electrical generation in Alberta. There was also a slight increase of 5.5 percent in overall Alberta consumer demand which contributed to this price increase.

Acquisitions

During April and May, 2003 Harvest closed the acquisition of various interests in two properties in the Killarney area of Alberta. On the acquisition date the properties were producing approximately 925 boe per day. The properties, including an interest in two oil batteries, were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 trust units. The cash consideration was financed through the Trust's credit facilities.

On June 27, 2003, Harvest completed the acquisition of all of the common shares and Net Profit Interest ("NPI") of a private company in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 trust units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired provided production of approximately 1,350 boe per day at the acquisition date and include working interests ranging from 20 percent to 100 percent in the Amisk, Czar and Killarney areas, all of which are operated by the Trust.

On October 16, 2003, the Trust closed the acquisition of oil and natural gas properties producing about 5,200 boe per day in the Carlyle region of southeastern Saskatchewan. The total consideration for the properties was approximately $79.5 million, prior to adjustments and transaction costs.

Summary of Results

Financial ($000s except per trust unit)	Year ended Dec 31, 2003	Period ended Dec 31, 2002	Quarterly Information for 2003 Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ 84,015	$ 18,955	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	36,045	6,396	12,984	9,661	6,596	6,804
Net operating income	47,970	12,559	17,490	11,520	11,026	7,934
Net income	16,710	5,136	6,043	5,751	1,180	3,736
Per trust unit, basic	1.33	3.69	0.37	0.46	0.10	0.36
Per trust unit, diluted	1.29	3.46	0.36	0.45	0.10	0.34
Per boe	4.15	6.81	4.42	5.50	1.37	5.05
Cash flow from operations	46,487	9,504	13,692	16,759	9,547	6,489
Per trust unit, basic (non-GAAP)	3.69	6.83	0.85	1.35	0.84	0.62
Per trust unit, diluted (non-GAAP)	3.58	6.43	0.82	1.31	0.82	0.60
Per boe	11.54	12.61	10.02	16.02	11.12	8.77
Sales volumes						
Crude oil (bbls per day)	10,758	4,181	14,497	11,054	9,371	8,034
Natural gas liquids (bbls per day)	64	22	70	77	67	43
Natural gas (mcf per day)	1,311	624	1,744	1,453	1,161	875
Total (boe per day)	11,040	4,307	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in east central Alberta and southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent basis, averaged 11,040 boe per day for the year ended December 31, 2003, in comparison to 4,307 boe per day for the period ended December 31, 2002. In the fourth quarter of 2003, average crude oil and natural gas sales were 14,858 boe per day with the increase primarily due to acquisition of the properties in Saskatchewan in mid-October. The average daily sales volumes by product were as follows:

	Three months ended December 31, 2003		Year ended December 31, 2003		Period ended December 31, 2002	
Light and medium crude oil (bbls per day)	8,741	59%	5,314	48%	2,718	63%
Heavy crude oil (bbls per day)	5,756	39%	5,444	49%	1,463	34%
Total oil (bbls per day)	14,497	98%	10,758	97%	4,181	97%
Natural gas liquids (bbls per day)	70	0%	64	1%	22	1%
Total oil and natural gas liquids (bbls per day)	14,567	98%	10,822	98%	4,203	98%
Natural gas (mcf per day)	1,744	2%	1,311	2%	624	2%
Total (boe per day)	14,858	100%	11,040	100%	4,307	100%

Harvest exited 2003 with a daily production rate of approximately 15,400 boe per day, a 79 percent increase year-over-year, which reflects the impact of the ongoing development optimization activities, and acquisitions throughout the year. In comparison, the exit rate for 2002 was approximately 8,600 boe per day.

Revenues

26 Revenues net of hedging loss and before royalties totaled $100.4 million for the year ended December 31, 2003 and $21.7 million for the period ended December 31, 2002, which was the result of average realized prices of $24.95 per boe and $28.79 per boe, respectively. For the three months ended December 31, 2003, revenue before royalties was $36.8 million, with an average realized price of $26.95 per boe. The increase in realized prices of approximately 13 percent in the fourth quarter versus the third quarter of 2003 was primarily due to the increase in the overall corporate quality (API gravity) of crude oil produced, and the addition of unhedged production as a result of the properties acquired in Saskatchewan.

Average product prices	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Light oil ($/bbl)	35.56	35.56	–
Medium oil ($/bbl)	30.13	32.18	34.21
Heavy oil ($/bbl)	24.92	27.34	22.63
Natural gas liquids ($/bbl)	29.18	29.92	37.64
Natural gas ($/mcf)	6.01	6.70	4.54
Combined average ($/boe)	29.13	29.62	30.13

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

($/boe)	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Market price	$ 29.13	$ 29.62	$ 30.13
Hedging loss	2.18	4.67	1.34
Realized price	26.95	24.95	28.79
Royalties, net	4.66	4.07	3.64
Operating costs	9.50	8.94	8.49
Netback	$ 12.79	$ 11.94	$ 16.66

Harvest paid net royalties of $16.4 million during the year ended December 31, 2003 and $2.8 million during the period ended December 31, 2002, or approximately $4.07 per boe and $3.64 per boe, respectively. The net royalty amount for the year ended December 31, 2003 is comprised of $11.1 million in freehold royalties and freehold mineral tax, $5.2 million in Crown royalties and $0.8 million in gross overriding royalties net of $0.7 million in royalty income received. In comparison, the net royalty amount for the period ended December 31, 2002 was comprised of $1.5 million in freehold royalties and freehold mineral tax, $1.2 million in Crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. For the three-months ended December 31, 2003, the net royalties paid were $6.4 million which is approximately a three percent increase over the previous quarter, due to the change in the Harvest royalty structure as a result of the addition of the Saskatchewan properties.

Harvest's operating expenses were $36.0 million for the year ended December 31, 2003 and $6.4 million for the period ended December 31, 2002 or approximately $8.94 per boe and $8.49 per boe, respectively. For the three months ended December 31, 2003 the operating costs were $13 million or $9.50 per boe. Harvest operates nearly all of its properties. Approximately 60 percent of Harvest's operating costs are in respect of electricity. Management has utilized fixed-price delivery contracts to mitigate electricity price risk within Alberta. For fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh. This accounts for approximately 89 percent of the electricity used in Alberta.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $4.3 million or $1.08 per boe for the year ended December 31, 2003, in comparison to $0.6 million or $0.77 per boe for the period ended December 31, 2002. During the year and period ended December 31, 2003 and December 31, 2002, $1.3 million and $0.2 million, respectively, of general and administrative costs were capitalized with regard to field enhancement and acquisition activities. For the three months ended December 31, 2003, general and administrative expenses were $2.2 million, an increase from the third quarter, primarily due to the application of the new CICA Handbook standard on stock-based compensation of approximately $0.2 million and an increase in general and administrative costs as a result of the Saskatchewan property acquisition.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $5.6 million and $2.6 million for the year and period ended December 31, 2003 and 2002, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $2.6 million and $0.2 million for the year and period ended, December 31, 2003 and 2002, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $33.7 million for the year ended December 31, 2003 and $5.7 million for the period ended December 31, 2002. The balance for the year ended December 31, 2003 is comprised of crude oil and natural gas properties' depletion and depreciation of $29.2 million, approximately $0.1 million for depreciation of office furniture and equipment, and $4.4 million for future abandonment and site restoration. The balance for the period ended December 31, 2002 is comprised of crude oil and natural gas properties' depletion and depreciation of $5.1 million, $23,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration. The depletion rate for oil and natural gas properties was approximately $7.29 per boe for the year ended December 31, 2003 and $6.77 per boe for the period ended December 31, 2002, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.08 per boe rate for the year ended December 31, 2003 and $0.72 per boe rate for the period ended December 31, 2002, used to provide for future site reclamation costs is founded on an estimate of ultimate net future expenditures of approximately $29.9 million as at December 31, 2003. The depreciation of office furniture and equipment and leasehold improvement costs has been calculated on a straight-line basis ranging from 20 percent to 50 percent.

Income taxes

Income taxes for the year and period ended December 31, 2003 and 2002 are comprised of approximately $0.2 million and $0.1 million in Large Corporations Tax and $8.2 million and $1.3 million of recoveries of future income tax expense, respectively. Other than Large Corporations Tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current and future financial commitments, are expected to be supported by expected cash flow from operations and existing credit facilities while taking into account distributions to its unitholders.

The Trust's cash flow from operations and net income for the year ended December 31, 2003 was $46.5 million and $16.7 million, respectively, in comparison to $9.5 million and $5.1 million, respectively, for the period ended December 31, 2002. While the strengthening Canadian dollar reduced the cash flows from the sales of oil and natural gas, the impact was partially offset through the gains realized when the U.S.-denominated debt was repaid in the third quarter of 2003.

As at December 31, 2003 the Trust had working capital, excluding demand loan of $9.8 million, in comparison to working capital of $10.7 million at the same date in 2002.

The Trust's net debt (working capital plus demand loan) at December 31, 2003 was $53.6 million, an increase of $18.9 million in comparison to net debt of $34.7 million as at December 31, 2002. This increase is the result of property and corporate acquisitions throughout the year, which were partially financed with bank debt. On September 30, 2003, the Trust changed its debt structure by extinguishing a demand loan denominated in U.S. dollars, and replaced it with equity bridge financing and a credit agreement with a syndicate of Canadian financial institutions. This series of transactions lowered the overall effective interest rate on the Trust's debt, and has consolidated the financing requirements of counterparty collateral including a portion of the hedging activity.

During 2003 the Trust paid $29.1 million in unitholder distributions, of which $10.6 million was reinvested through the issue of 1,009,006 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"), reflecting 37 percent participation under the plan. The distributions paid amounted to $0.20 per month per trust unit for unitholders on record at the last business day of each month. The Trust anticipates maintaining this distribution rate in 2004.

Excluding trust units issued under the DRIP, the Trust issued 6.8 million trust units during 2003 in relation to two equity financings, acquisition of a private corporation, exercise of warrants and the purchase of oil and natural gas properties.

Capital Expenditures

Capital expenditures totaled $135.3 million for the year ended December 31, 2003, in comparison to $76.9 million for the period ended December 31, 2002. Of these expenditures, acquisitions of oil and natural gas producing properties in eastern Alberta accounted for approximately $29.2 million, which complemented Harvest's current operations and production in this area. Additionally, Harvest purchased oil and natural gas properties in the Carlyle area in southeastern Saskatchewan for approximately $79.5 million.

The following table itemizes the balance of capital expenditures:

($000s)	Year ended December 31, 2003	Period ended December 31, 2002
Land and undeveloped lease rentals	78	–
Geological and geophysical	182	156
Drilling and completion	10,095	37
Well equipment, pipelines & facilities	14,521	167
Capitalized general and administrative expenses	1,311	174
Furniture, leaseholds & office equipment	436	236
Acquisitions	108,677	76,153
Total capital expenditures	135,300	76,923

Capital Fund

The Trust maintains a notional capital fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the capital fund is a notional item the fund is not specifically segregated in the financial statements. The capital fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, net of distributions declared payable to unitholders and other equity charges (such as interest on equity bridge notes and convertible debentures), less capital and acquisition expenditures. The Trust does not segregate the capital fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50 percent of cash flow net of contributions to the notional capital fund.

At December 31, 2003 the capital fund balance was a deficit of $14.2 million which represents the portion of capital and acquisition expenditures financed with bank debt and working capital.

Future Liquidity Requirements

Harvest expects to continue with its plan to optimize current production with the use of the capital fund. From time to time the Trust may utilize external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and the execution of its efficient capital programs. These requirements are subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's management to alter the current business plan of the Trust. For fiscal year 2004 the Trust anticipates a capital program of approximately $34 million which will be funded with the capital fund, working capital management, prudent use of bank debt, DRIP activity and if necessary equity funding. Acquisitions will typically be funded with equity financings and additional bank debt resulting from an increase in the Trust's borrowing base as a result of the acquisition.

The Trust has been able to utilize equity to carry out its business plan. The financial capability of the Trust was enhanced by an issue of $60 million in convertible debentures bearing interest at nine percent per annum in January 2004. Access to lower cost of capital funding improves the Trust's ability to compete and cost-effectively carry out its business plan. Upon filing of its Annual Information Form in late 2003, the Trust became a qualified "POP" issuer, which allows the Trust to use a "short form" prospectus for equity financing. This means that the Trust can quickly and more easily access equity markets.

Off-Balance Sheet Arrangements

The Trust has a number of immaterial operating leases in place on moveable field equipment, vehicles and office space. The leases require periodic lease payments and are recorded as operating costs. The Trust also finances its annual insurance premiums requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($000s)	Less than 1 year	Years 1 – 3	Years 4 – 5	After 5 Years
Product transportation agreements	35	39	25	–
Operating and premise leases	293	646	646	–

30

The Trust also had $63.3 million of bank debt outstanding related to short-term borrowing through its revolving credit facility. The Trust intends to extend this facility on an ongoing basis as terms permit.

As at December 31, 2003 Harvest Operations Corp., the operating subsidiary of Harvest Energy Trust, had entered into physical and financial contracts for production with a current delivery of approximately 9,800 boe per day in 2004 and 2,500 boe per day in 2005. Harvest had also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the U.S./Canadian dollar exchange rate. Please see Note 12 to the consolidated financial statements for further details.

The Trust has entered into a number of minor contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month-to-month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian GAAP. The following is a discussion of the accounting policies that are deemed critical by management in the preparation of the financial results of the Trust.

Oil and Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants' (CICA) guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair losses are charged against income, while renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20 percent or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of 6 mcf of natural gas to 1 bbl of oil. The reserve estimates used in these calculations can have a significant impact on net income, and any revision in these estimates could result in an increased depletion and depreciation expense. In addition, a downward revision of these reserve estimates could require an additional charge to income as a result of the computation of the prescribed ceiling test calculation under this guideline.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation based on estimates by management using the unit-of-production method and associated reserve estimates. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any revision of these expected costs or revisions in timing could affect the provision being charged to income.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, employees, consultants and other service personnel. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downward from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the trust unit rights incentive plan. Under GAAP, the Trust records a compensation expense associated with grants of trust unit rights based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in Note 9 to the consolidated financial statements.

Changes in Accounting Policies

Trust unit incentive plan

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model.

Changes in Accounting Standards

The following is a list of changes to accounting standards, at April 2004, that will affect the financial reporting of the Trust in the upcoming year:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004. Under the new guideline the definition for proved and probable reserves has been changed to correspond to the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships", which provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust implemented the requirements of this guideline in 2003.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp., have advanced $58.5 million and were repaid $35.5 million during the year ended December 31, 2003. In addition, interest totaling nearly $0.3 million was paid in respect of these advances. Also during the year, a corporation controlled by a director of Harvest Operations Corp. exercised a warrant to purchase 150,000 trust units for proceeds of $150,000. The funds generated in these transactions were used for ongoing operations and acquisition activities of the Trust. The terms under these agreements and amounts transacted were based upon arms-length fair market values at the time. A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and increasing the net asset value per trust unit. Harvest's management has identified the following risks associated with the Trust's business:

> Operational risk associated with the production of oil and natural gas;

> Reserve risk with respect to the quantity of recoverable reserves;

> Commodity price risk, as oil and natural gas prices fluctuate due to market forces;

> Financial risks, such as volatility in equity markets, foreign exchange rates, interest rates, and credit risk and debt service obligation;

> Environmental, health and safety risks associated with well and production facilities; and

> Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Under Harvest's risk management policies approved by the Board of Directors the Trust intends to mitigate risks listed on page 32 as follows:

Operational risk:

> Applying a proactive management approach to Harvest's properties;

> Selectively adding skilled and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and

> Remunerating employees with a combination of average industry salary and benefits combined with a merit-based bonus plan to reward success in execution of the Trust's business plan.

Reserve risk:

> Acquiring oil and natural gas properties that have high-quality reservoirs combined with mature, predictable and reliable production and thus reduce technical uncertainty;

> Subjecting all property acquisitions to rigorous operational, geological, financial and environmental review; and

> Pursuing a capital expenditure program to reduce production decline rates, improve operating efficiency and increase ultimate recovery of the resource-in-place.

Commodity price risk:

> Maintaining a risk-management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and recommend to the Board of Directors action to be taken;

> Maintaining a program to hedge (via utilizing swaps, collars and option contracts) commodity prices and electricity costs with a portfolio of credit-worthy counterparties; and

> Maintaining a low cost structure to maximize product netbacks.

Financial risk:

> Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;

> Retaining up to 50 percent of the cash available for distribution to finance capital expenditures and future property acquisitions;

> Monitoring the Trust's financial position and foreign exchange markets with the intent of taking the steps necessary to minimize the impact of fluctuations in foreign currency exchange rates;

> Comparing actual financial performance against pre-determined expectations and making changes where necessary; and

> Carrying adequate insurance to cover losses and business interruption.

Environmental, health and safety risks:

> Adhering to the Trust's safety program and keeping abreast of current industry practices;

> Committing funds on an ongoing basis, toward the remediation of potential environmental issues; and

> Accumulating sufficient cash resources to pay for future abandonment and site restoration costs.

Regulatory risks:

> Retaining an experienced, diverse and actively involved Board of Directors to ensure good corporate governance; and

> Engaging technical specialists when necessary to advise and assist with the implementation of policies and procedures to assist in dealing with the changing regulatory environment.

As at December 31 2003, Harvest Operations Corp. has entered into market price, physical contracts with a current average delivery of approximately 5,825 boe per day for 2004 and 1,000 boe per day for 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, Lloydminster blend differential, U.S./Canadian dollar exchange rate, electricity and natural gas heat rate, the combined result of which was a mark to market unrealized loss of $12.5 million as at December 31, 2003. Please refer to Note 12 to the consolidated financial statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at December 31, 2003:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas Intermediate crude oil price-based swaps (bbls per day)	4,286	1,033	–
West Texas Intermediate crude oil price-based collars (bbls per day)	5,500	–	–
Lloydminster blend crude oil price-based swaps (bbls per day)	3,500	–	–
Alberta electricity price-based swaps (MWh)	25	15	3
Electricity heat rate (GJ/MWh)	–	5	–
Canadian/U.S. dollar exchange rate put (Cdn$ million)	3	–	–
Mark to Market Gains (Losses) ($000s)			
West Texas Intermediate crude oil price-based swaps	(12,520)	(2,177)	–
West Texas Intermediate crude oil price-based collars	(4,399)	–	–
Lloydminster blend crude oil price-based swaps	2,146	–	–
Alberta electricity price-based swaps	1,785	763	153
Electricity heat rate swap	–	46	–
Canadian/U.S. dollar put option	1,735	–	–
Net gains (losses)	(11,253)	(1,368)	153

Under Harvest's risk management policy the Trust's management enters into crude oil-based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price-based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Readers are advised to refer to the notes to the consolidated financial statements of Harvest for the year ended December 31, 2003 for additional information on these contracts.

Taxability of Cash Distributions paid to Unitholders

Cash distributions are comprised of a return-of-capital portion (tax-deferred) and a return-on-capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan, the distribution declared in December 2002 and paid in January 2003 was deemed to be 100 percent tax-deferred. For the distributions declared in 2003 and paid in the months of February 2003 through January 2004, 41 percent of the distributions are taxable and 59 percent are tax-deferred.

Key Performance Indicators and 2004 Outlook

Based upon current operations, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Performance Goals 2004	Results 2003
Daily production (boe per day)	15,000 – 15,500	11,040
Average royalty rate	15% – 17%	13.8%
Operating expense ($/boe)	$ 10.00 – $10.50	$ 8.94

Harvest plans to continue with its business plan of acquiring and operating high-quality, mature crude oil and natural gas properties that are enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canada Sedimentary Basin that can provide the required growth and stability for sustainable distributions and asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes to key variables on Harvest's cash flow including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI US$ per bbl	Heavy Oil Lloyd blend differential US$ per bbl	Crude Oil production bbls per day	Canadian bank prime rate	Foreign exchange Cdn./U.S.
Assumption	$ 32.00	$ 9.00	15,000	4.25%	1.32
Change (plus or minus)	$ 1.00	$ 1.00	1,000	1.00%	0.01
Cash flow from operations ($000s)	$ 1,700	$ 1,900	$ 6,300	$ 421	$ 800
Per trust unit, basic	$ 0.10	$ 0.11	$ 0.36	$ 0.03	$ 0.05
Per trust unit, diluted	$ 0.10	$ 0.11	$ 0.36	$ 0.03	$ 0.05
Payout ratio	2.0%	2.3%	7.5%	0.5%	1.0%

Management's Report to Unitholders

Management is responsible for the integrity and objectivity of the information contained in this Annual Report and for the consistency between the financial statements and other financial reporting data contained elsewhere in the report. The accompanying consolidated financial statements of Harvest Energy Trust have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where the transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Trust's financial position, results of operations and cash flow within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintains a system of internal controls to provide reasonable assurance that Harvest Energy Trust's assets are safeguarded from loss and unauthorized use, and that the financial information is reliable and accurate.

External auditors have examined the financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of Harvest Energy Trust.

The Audit Committee of Harvest Board of Directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Jacob Roorda
President
April 15, 2004

David M. Fisher
Vice President, Finance
April 15, 2004

Auditors' Report

To the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

We have audited the consolidated balance sheets of Harvest Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated income and cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
April 15, 2004

Consolidated Balance Sheet

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and short-term investments	$ –	$ 4,502,947
Accounts receivable	19,167,646	13,577,870
Prepaid expenses and deposits	12,130,895	534,573
	31,298,541	18,615,390
Deferred financing charges, net of amortization	1,988,728	2,209,792
Future income tax (Note 11)	11,585,000	1,272,000
Property, plant and equipment (Notes 4 and 5)	175,377,231	71,631,507
	$ 220,249,500	$ 93,728,689
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 17,186,335	$ 5,640,176
Cash distributions payable	3,421,801	1,862,500
Accrued interest payable	231,507	389,349
Equity bridge interest payable (Notes 10 and 14)	665,069	–
Demand loan (Note 6)	63,348,972	45,286,396
	84,853,684	53,178,421
Site restoration provision (Note 7)	4,321,558	544,178
	89,175,242	53,722,599
Unitholders' equity		
Unitholders' capital (Note 8)	117,406,737	36,727,997
Equity bridge notes (Note 10)	25,000,000	–
Accumulated income	20,975,821	5,136,093
Contributed surplus	239,063	4,500
Accumulated cash distributions	(32,547,363)	(1,862,500)
	131,074,258	40,006,090
	$ 220,249,500	$ 93,728,689
Subsequent events (Note 15)		
Commitments and contingencies (Note 16)		
See accompanying notes to consolidated financial statements.		

Approved by the Board of Directors:

John A. Brussa, Director

Verne G. Johnson, Director

Consolidated Statement of Income and Accumulated Income

		Year ended December 31, 2003		Period from July 10 (date of formation) to December 31, 2002
Revenue				
Oil and natural gas sales	$	119,351,486	$	22,708,921
Hedging loss		(18,924,364)		(1,009,060)
Royalty income		660,452		119,982
Royalty expense		(17,072,534)		(2,864,411)
		84,015,040		18,955,432
Expenses				
Operating		36,044,629		6,396,294
General and administrative		4,339,738		576,780
Interest		2,975,236		2,010,032
Finance charges and amortization of deferred finance charges		2,607,240		635,511
Site restoration and reclamation		4,354,620		544,178
Depletion, depreciation and amortization		29,361,741		5,136,829
Foreign exchange gain		(4,373,510)		(255,056)
		75,309,694		15,044,568
Income before taxes		8,705,346		3,910,864
Taxes				
Large corporation tax		157,382		46,771
Future tax recovery (Note 11)		(8,162,038)		(1,272,000)
Net income for the period		16,710,002		5,136,093
Interest on equity bridge notes (Note 10)		(870,274)		–
Accumulated income, beginning of period		5,136,093		–
Accumulated income, end of period	$	20,975,821	$	5,136,093
Net income per trust unit (Note 9)				
Basic	$	1.33	$	3.69
Diluted	$	1.29	$	3.46

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 16,710,002	$ 5,136,093
Items not requiring cash		
Site restoration and reclamation	4,354,620	544,178
Depletion, depreciation and amortization	29,361,741	5,136,829
Foreign exchange (gain) loss	1,432,074	(255,056)
Amortization of finance charges	2,555,769	209,788
Future tax expense	(8,162,038)	(1,272,000)
Unit based compensation	234,563	4,500
Cash flow from operations	46,486,731	9,504,332
Change in non-cash working capital (Note 13)	(12,285,485)	(6,974,243)
	34,201,246	2,530,089
Financing Activities		
Issue of trust units, net of costs	61,691,083	31,727,997
Issue of trust units under the distribution reinvestment plan, net of costs (Note 8)	10,637,657	–
Issue of equity bridge notes (Note 10 and 14)	33,500,000	–
Repayment of equity bridge notes (Note 10 and 14)	(8,500,000)	–
Issue of bridge notes (Note 14)	25,000,000	–
Repayment of bridge notes (Note 14)	(25,000,000)	–
Interest on equity bridge notes	(205,205)	–
Initial financing	–	55,041,491
Repayment of initial financing	–	(55,041,491)
Issuance of debentures	–	5,000,000
Increase in demand loan	143,660,601	60,202,789
Repayment of demand loan	(128,397,535)	(14,661,337)
Repayment of promissory note payable	(850,000)	–
Financing costs	(2,334,705)	(2,419,580)
Cash distributions	(29,125,562)	–
Change in non-cash working capital balances related to financing activities (Note 13)	2,224,370	781,049
	82,300,704	80,630,918
Investing Activities		
Acquisition of properties	(90,549,403)	(76,153,324)
Acquisition of a private company (Note 4)	(3,000,000)	–
Additions to property, plant and equipment	(27,208,770)	(770,162)
Site restoration and reclamation	(577,240)	–
Proceeds on disposition of property, plant and equipment	–	155,150
Change in non-cash working capital balances related to investing activities (Note 13)	330,516	(1,889,724)
	(121,004,897)	(78,658,060)
Increase (decrease) in cash and short-term investments	(4,502,947)	4,502,947
Cash and short-term investments, beginning of period	4,502,947	–
Cash and short-term investments, end of period	$ –	$ 4,502,947
Cash interest payments	$ 2,865,684	$ 1,886,921
Cash tax payments	$ 157,382	$ –
Cash distributions declared per unit (Note 8)	$ 2.40	$ 0.20

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Structure of the trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations and WestCastle Energy Inc. ("WestCastle"). The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of the Harvest Sask. Energy Trust. Harvest Operations is the sole shareholder of WestCastle. All properties under the Trust, are operated by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last business day of each calendar month.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(A) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries Harvest Operations, WestCastle and Harvest Sask. Energy Trust. All inter-entity transactions and balances have been eliminated upon consolidation.

(B) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(C) Revenue recognition

Revenues associated with the sale of the subsidiaries crude oil, natural gas and natural gas liquids are recognized when title passes from the subsidiaries to their customers.

(D) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(E) Joint venture accounting

The subsidiaries of the Trust conduct substantially all of their oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(F) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20 percent or more.

CEILING TEST

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

SITE RESTORATION AND RECLAMATION PROVISION

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

DEPLETION, DEPRECIATION AND AMORTIZATION

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20 percent to 50 percent per annum.

(G) INCOME TAXES

The Trust and Harvest Sask. Energy Trust are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders. As both the Trust and Harvest Sask. Energy Trust plan to distribute all of their taxable income to their respective unitholders and meet the requirements of the Income Tax Act (Canada) applicable to a Trust, neither the Trust nor Harvest Sask. Energy Trust make provisions for future income taxes.

Harvest Operations and WestCastle follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(H) UNIT-BASED COMPENSATION

The Trust uses the fair value method of accounting for the trust unit incentive plan (Note 9). Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The compensation expense is recognized into income over the vesting period of the associated unit appreciation right.

(I) DEFERRED FINANCING CHARGES

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(J) FINANCIAL INSTRUMENTS

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income. Harvest may also enter into debt denominated in U.S. dollars as an economic hedge of the impact of foreign currency exchange rates on future revenues.

(K) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

(L) Comparative figures

Certain prior period's comparative figures have been reclassified to conform to the current year's presentation.

3. *Changes in accounting policy*

Trust unit incentive plan

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan with no cash settlement features on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

As a result of adopting this amendment, the net income for the year ended December 31, 2003 has decreased by $234,503.

4. *Acquisitions*

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest ("NPI") of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit (Note 8), $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10 percent per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

On October 16, 2003, the Trust acquired the Carlyle Properties in southeastern Saskatchewan for total consideration of approximately $79.5 million before costs and purchase price adjustments. The acquisition was partially financed by the issue of trust units on October 16, 2003 (Note 8) with the balance being funded by Harvest Operations bank facility.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Harvest Operations has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

	Amount
Acquisition of Private Company	
Property, plant & equipment	$ 15,400,255
Working capital, net	(2,500,745)
Bank debt	(2,799,510)
	10,100,000
Acquisition of Private Company	
Property, plant & equipment	79,500,000
	$ 89,600,000

5. *Property, plant and equipment*

December 31, 2003	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 162,079,020	$ (25,977,561)	$ 136,101,459
Production facilities and equipment	47,071,008	(8,345,533)	38,725,475
Office furniture and equipment	707,773	(157,476)	550,297
	$ 209,857,801	$ (34,480,570)	$ 175,377,231

December 31, 2002	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $1,311,233 and $174,425 have been capitalized during the year ended December 31, 2003 and period ended December 31, 2002, respectively.

All costs are subject to depletion and depreciation at December 31, 2003. In addition, future development costs of $15.2 million (2002 – $9.9 million) are included in depletion and depreciation calculations at December 31, 2003.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2003. Using December 31, 2003 commodity prices of WTI US$ 32.78 per barrel for crude oil and AECO $5.87 per mcf for natural gas, resulted in a ceiling test excess.

6. *Demand loan*

On October 16, 2003, Harvest Operations entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. The revolving reducing demand loan provides a borrowing base of $89 million with availability reducing by $4.5 million on the last day of each calendar month starting January 31, 2004. The demand loan permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3 million mark to market facility to be used for financial instrument hedging. The demand loan bears interest at rates ranging from 0.25 percent to 2 percent above the applicable Canadian or U.S. prime depending upon the type of borrowing and the debt to annualized cash flow ratio. The demand loan is secured by a $150 million debenture with a floating charge over all of the assets of the Corporation. The distributions payable to the Trust's unitholders, the equity bridge notes (Note 10), and the convertible debentures (Note 15) are subordinate to the obligations of the demand loan. Certain restrictive covenants, including a working capital ratio of at least one to one and that Harvest maintains a minimum hedging of 50 percent and 25 percent of oil volumes for the first four forward quarters and next four calendar quarters respectively, are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement.

7. *Site restoration and reclamation*

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs are approximately $29.9 million of which $4.3 million has been accrued to December 31, 2003. The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is an allocation restricting utilization of the borrowing base under the demand loan, and is currently being accrued at $125,000 per month, the monthly accrued amount is reviewed annually. The fund is reduced for actual site restoration and reclamation expenditures incurred. The balance of the fund as at December 31, 2003 was $1,047,760.

8. *Unitholders' capital*

(A) AUTHORIZED

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95 percent of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations' notes or distributing its own notes.

(B) ISSUED

	Number of units	Amount
Issued for cash on formation [i]	100	$ 100
Initial public offering [ii]	4,312,500	34,500,000
Settlement of debenture [iii]	5,000,000	5,000,000
Cancel the initial units issued on formation [i]	(100)	(100)
Unit issue costs		(2,772,003)
As at December 31, 2002	9,312,500	$36,727,997
Exercise of warrants [iv]	150,000	150,000
Special warrant exercise [v]	1,500,000	15,000,000
Acquisitions [vi]	825,000	8,350,000
Trust unit issue [vii]	4,312,500	48,645,000
Distribution reinvestment plan issuance [viii]	1,009,006	10,637,657
Share issue costs		(2,103,917)
As at December 31, 2003	17,109,006	$ 117,406,737

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6 percent underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(iv) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(v) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000, net of a 5 percent underwriters' fee and approximately $550,000 of issues costs.

(vi) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company (Note 4).

(vii) On October 16, 2003, the Trust issued 4,312,500 trust units at a price of $12.00 per trust unit, for proceeds of $51.75 million, net of a 6 percent underwriters' fee and $346,000 of issue costs. The net proceeds were used to partially fund the acquisition of Carlyle properties in southeast Saskatchewan.

(iix) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
June	June 30, 2003	July 15, 2003	104,425		989,718
July	July 31, 2003	August 15, 2003	92,818		989,612
August	August 29, 2003	September 15, 2003	88,095		1,007,068
September	September 30, 2003	October 15, 2003	89,578		1,028,349
October	October 31, 2003	November 14, 2003	88,256		1,046,629
November	November 28, 2003	December 15, 2003	95,783		1,177,244
December 31, 2003			1,009,006	$	10,637,657

46

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Weighted average trust units outstanding, basic	12,590,937	1,391,608
Effect of trust unit rights	411,868	87,500
Weighted average trust units outstanding, diluted	13,002,805	1,479,108

9. *Trust unit incentive plan*

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Granted on November 25, 2002	787,500	$ 8.00
Average reduction in exercise price due to distributions	–	(0.20)
As at December 31, 2002	787,500	7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Granted, July 15, 2003	12,500	10.18
Granted, July 17, 2003	7,500	10.20
Granted, July 18, 2003	11,000	10.30
Granted, October 17, 2003	73,400	12.19
Granted, December 15, 2003	106,250	13.15
Average reduction in exercise price due to distributions	–	(2.02)
As at December 31, 2003	1,065,150	$ 6.86

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Expected volatility	23.30%	25.60%
Risk free interest rate	4.08%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$ 2.40	$ 2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Net income		
As reported	$ 16,710,002	$ 5,136,093
Pro forma	$ 15,422,502	$ 4,969,520
Income per unit – basic		
As reported	$ 1.33	$ 3.69
Pro forma	$ 1.20	$ 3.57
Income per unit – diluted		
As reported	$ 1.29	$ 3.46
Pro forma	$ 1.16	$ 3.35

During the year ended December 31, 2003 and the period from July 10 to December 31, 2002, the Trust has recognized $234,563 and $4,500 respectively, in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations, and a $10 million agreement with a director of Harvest Operations.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10 percent per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a quarterly payment shall be the equivalent to the quarterly payment amount divided by 90 percent of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at December 31, 2003, there was $25 million drawn on the equity bridge notes, and accrued interest of $665,069 which was paid subsequent to the year end (Note 15). Total interest incurred and paid during the year on the equity bridge was $870,274 and $205,205 respectively. Interest in respect of the equity bridge notes is a charge to unitholders' equity and not included in income.

11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and WestCastle for financial reporting purposes and the amounts used for income tax purposes. During 2003, legislation regarding the reduction of certain Federal and Provincial corporate income tax rates have received Royal Assent. These rate changes are expected to be applied in varying degrees over the next five years, and have resulted in an effective tax rate of approximately 34 percent for the Trust, to be applied on the temporary difference in the future tax calculation.

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Income before taxes	$ 8,705,346	$ 3,910,864
Computed income tax expense at the statutory rates of 40.6 percent and 42.1 percent, respectively	3,536,112	1,646,473
Amount included in trust income	(13,293,485)	(2,912,280)
	(9,757,373)	(1,265,807)
Increase (decrease) resulting from the following:		
Non-deductible Crown royalties and other payments	(61,482)	9,400
Federal resource allowance	2,061,812	(17,000)
Unit appreciation rights expense	98,935	-
Foreign exchange gain	(1,281,561)	-
Rate change	794,419	-
Other	(16,788)	1,407
Future income taxes	$ (8,162,038)	$ (1,272,000)

The components of the future tax assets are as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Future tax assets:		
Tax pools of oil and natural gas in excess of net book value	$ 8,782,000	$ 552,700
Resource allowance	1,203,000	172,000
Tax loss carryforwards	1,600,000	547,300
Net future tax asset	$ 11,585,000	$ 1,272,000

At December 31, 2003, the Trust has tax pools aggregating $118 million, including $0.8 million in non-capital losses which will expire in 2009. The tax pools exceed the corresponding book values by approximately $7.7 million.

At December 31, 2003, Harvest Sask Energy Trust has tax pools aggregating $47.5 million. The corresponding book values exceed the tax pools by approximately $4 million.

At December 31, 2003, Harvest Operations has tax pools aggregating $44.8 million, including $4.1 million in non-capital losses of which $1.1 million and $3 million expire in 2009 and 2010, respectively. The tax pools exceed the corresponding book values by approximately $24.7 million.

At December 31, 2003, Westcastle has tax pools aggregating $7.1 million. The tax pools exceed the corresponding book values by approximately $7 million.

12. *Financial instruments*

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(A) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and current debt. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(B) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(C) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(D) Foreign exchange rate risk

The Trust is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. During 2003, the Trust borrowed funds denominated in U.S. dollars as an economic hedge of the impact of exchange rates on sales during the year. As at December 31, 2003 all of the U.S. dollar debt had been repaid.

(E) Commodity risk management

50 The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts. The Trust is also exposed to counterparty risk for theses derivative contracts. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003, that have fixed future sales prices:

	Commodity collar contracts based on West Texas Intermediate		
Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss) Cdn $
2,500 bbls per day	January through December 2004	U.S.$22.00 – 28.10	($2,456,677)
1,000 bbls per day	January through December 2004	U.S.$23.00 – 27.95 ($18.00)	($1,095,885)
1,000 bbls per day	January through December 2004	U.S.$25.00 – 28.25 ($18.00)	($954,367)
500 bbls per day	January through December 2004	U.S.$27.50 – 31.00 ($20.25)	$154,929
500 bbls per day	January through December 2004	U.S.$27.65 – 33.00 ($21.00)	($47,173)

Note 1: Harvest has sold a put option at the price denoted in brackets, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.

Commodity collar contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	Term	Price per Barrel (Note 1)	Gain (Loss) Cdn $
1,510 bbls per day	January through March 2004	U.S.$23.23	($1,553,580)
1,300 bbls per day	January through March 2004	U.S.$24.33	($1,171,187)
500 bbls per day	January through December 2004	U.S.$24.12 ($15.50)	($1,441,863)
500 bbls per day	January through December 2004	U.S.$24.25	($1,399,408)
500 bbls per day	January through December 2004	U.S.$29.32	($203,583)
1,430 bbls per day	April through June 2004	U.S.$22.93	($1,297,309)
1,200 bbls per day	April through June 2004	U.S.$25.50	($2,911,765)
1,380 bbls per day	July through September 2004	U.S.$22.70	($1,098,458)
500 bbls per day	July through September 2004	U.S.$24.56	($287,414)
1,325 bbls per day	October through December 2004	U.S.$22.54	($957,680)
500 bbls per day	October through December 2004	U.S.$24.03	($272,808)
500 bbls per day	January through December 2004	U.S.$30.50	$74,736
500 bbls per day	January through December 2005	U.S.$24.00	($811,076)
1,100 bbls per day	January through March 2005	U.S.$22.38	($714,041)
1,030 bbls per day	April through June 2005	U.S.$22.18	($652,039)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
2,000 bbls per day	January through December 2004	U.S.($7.75)	$1,368,005
1,000 bbls per day	January through December 2004	U.S.($8.20)	$471,726
500 bbls per day	January through December 2004	U.S.($7.90)	$306,622

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2003:

Commodity swap contracts based on electricity prices			
			Mark to Market
Quantity	Term	Price per Megawatt	Gain (Loss)
5MW	January through December 2004	Cdn$46.00	$384,300
5MW	January through December 2004	Cdn$46.00	$384,300
5MW	January through December 2004	Cdn$45.50	$406,260
5MW	January through December 2005	Cdn$43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn$44.50	$1,372,920

Commodity swap contracts based on electricity prices			
			Mark to Market
Swaps	Term	Price per Megawatt	Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$46,253

Foreign Currency Contracts			
Monthly			Mark to Market
Contract Amount	Term	Contract Rate	Gain (Loss) Cdn $
US$ 3 million	January through December 2004	1.3333 Cdn/U.S.	$1,735,435

At December 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $12,467,527. Harvest Operations has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totaled $11,899,127 and is recorded in the prepaid expense and deposits balance.

13. *Change in non-cash working capital*

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Changes in non-cash working capital items:		
Accounts receivable	$ (5,589,776)	$ (13,577,870)
Prepaid expenses and deposits	(11,596,322)	(534,573)
Accounts payable and accrued liabilities	11,546,159	5,640,176
Cash distributions payable	1,559,301	–
Accrued interest payable	(57,842)	389,349
Equity bridge interest payable	665,069	–
	$ (3,473,411)	$ (8,082,918)
Changes relating to operating activities	$ (12,285,485)	$ (6,974,243)
Changes relating to financing activities	2,224,370	781,049
Changes relating to investing activities	330,516	(1,889,724)
Add: Non cash changes	6,257,188	–
	$ (3,473,411)	$ (8,082,918)

14. *Related party transactions*

A director and a corporation controlled by a director of Harvest Operations, have advanced $33.5 million and were repaid $8.5 million under the equity bridge note during the year ended December 31, 2003. The Trust paid $205,205 of the total $870,274 interest accrued during the year. (Note 10)

A corporation controlled by a director of Harvest Operations, had advanced $25 million and was repaid $25 million under a bridge note during the year ended December 31, 2003. The Trust paid $71,233 in interest on this bridge note during the year.

A corporation controlled by a director of Harvest Operations exercised warrants to purchase 150,000 trust units for proceeds of $150,000 on January 24, 2003. (Note 8)

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

15. *Subsequent events*

On January 1, 2004, WestCastle amalgamated with Harvest Operations.

On January 2, 2004, the Trust paid $665,069 of the accrued interest payable related to the equity bridge note. (Notes 10 and 14)

On January 29, 2004, the Trust closed an issue of 60 thousand 9 percent convertible unsecured subordinated debentures due May 31, 2009. This financing provided proceeds of $60 million. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of the fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95 percent of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date A settlement in trust units is subject to specified notice and regulatory approval. Upon the issue of the debentures, the Trust repaid the $25 million equity bridge note outstanding as at December 31, 2003 (Note 10), and accrued interest of $185,232.

On February 16, 2004, 13,700 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $13.35 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 24, 2004, 12,000 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $13.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

Between January 22, 2004 and March 31, 2004 11,250 trust unit rights were exercised or settled, of which 5,000 were settled in cash for approximately $30,000 by the Trust, and 6,250 trust units were issued at an exercise price of $5.20 per unit. Also during this period, 15,875 trust unit appreciation rights were cancelled.

On March 15, 2004, $1 million of the convertible debentures issued on January 29, 2004 were converted into 71,428 trust units. In conjunction with this conversion, the Trust also paid a total of $11,350 in cash for accrued interest and in lieu of fractional units.

On March 19, 2004, Harvest Operations entered into a fixed price swap to purchase 1,008 GJ of natural gas at $6.05 per GJ, from January 1 to December 31, 2005. This contract was purchased with the intent to be combined with the previously purchased swap on the electricity heat rate for $8.40 GJ/MWh for 5MW during the same period. These two instruments in combination, have effectively resulted in the purchase of 5MW of electricity at $50.82 per MWh.

The following is a summary of the Trust distributions announced and paid subsequent to the year end:

Distribution Month	Record Date	Payment Date	Trust Units Issued Under DRIP	Total Amount of Distribution
December, 2003	December 31, 2003	January 15, 2004	54,761	$ 3,421,801
January	January 31, 2004	February 16, 2004	14,870	3,432,753
February	February 27, 2004	March 15, 2004	24,980	3,435,774
March	March 31, 2004	April 15, 2004	21,825	3,456,300

On April 14, 2004 the Trust declared a distribution of $0.20 per trust unit payable to unitholders of record on April 30, 2004. The distribution payment is estimated to total $3,460,671 and will be paid on May 14, 2004.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2003, that have fixed future sales prices:

	Commodity collar contracts based on West Texas Intermediate		
Trade date	Daily Quantity	Term	Price per Barrel (Note 1)
January 21, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 31.20 ($21.00)
February 20, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 30.70 ($22.00)
February 20, 2004	500 bbls per day	July through December 2005	U.S.$27.50 – 29.80 ($22.00)
February 27, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 32.25 ($22.00)
March 10, 2004	500 bbls per day	January through June 2005	U.S.$29.00 – 32.50 ($22.00)
March 10, 2004	500 bbls per day	July through December 2005	U.S.$28.00 – 31.50 ($22.00)
March 18, 2004	500 bbls per day	January through June 2005	U.S.$29.00 – 34.60 ($22.00)

Note 1: Harvest has sold a put option at the price denoted in parenthesis, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.

16. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004, and are expected to be renewed as required.

Taxability

Harvest Energy Trust is structured to allow cash flow generated from its oil and natural gas assets to flow to the Trust and ultimately to the unitholders on a tax-effective basis. This summary is of a general nature only and is not intended to be legal or tax advice to any unitholder of trust units. Unitholders should always seek independent competent tax advice.

Taxability For 2004

In the year 2004, the taxability of the Trust's distributions is estimated to be 10-25 percent return-of-capital (tax-deferred) and 75-90 percent return of income (taxable). The actual level of taxability for 2004 will depend on the Company's activities during the year. A final determination will occur in March 2005 and will be communicated to all unitholders thereafter.

Taxability for 2003

For the 2003 taxation year, unitholders of the Trust were paid a total of $2.40 in distributions ($0.20 per trust unit per month). For Canadian unitholders, the distributions declared in December 2002 and paid in January 2003 were deemed to be 100 percent return-of-capital. For the distributions declared in 2003 and paid in the months of February 2003 through to January 2004, 41 percent of the distributions are taxable and 59 percent are a return-of-capital. The tax-deferred return-of-capital reduces the unitholder's adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their trust units. For U.S. unitholders, the U.S. tax rules state that no portion of the distribution will be considered a tax-deferred return-of-capital unless Harvest computes its current and accumulated earnings and profits in accordance with U.S. income tax principles. U.S. unitholders should note that Harvest has not prepared a current and accumulated earnings and profits calculation. Accordingly, the Harvest distributions are 100 percent taxable as a dividend to U.S. unitholders.

Taxability for 2002

For the 2002 taxation year, unitholders of the Trust were paid $0.20 per trust unit in distributions. Of these distributions, 100 percent is a tax deferred return-of-capital.

Units held within an RRSP, RESP, RRIF or a DPSP

No amount is to be reported as taxable income in respect of trust units held within a Registered Retirement Savings Plan (RRSP), Registered Educational Savings Plan (RESP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP).

Units held outside an RRSP, RRIF or a DPSP

Unitholders who hold trust units outside an RRSP, RESP, RRIF or a DPSP and received one or more cash distributions during the calendar year will receive a "T3 Supplementary" slip directly from their broker, intermediary or Valiant Trust Company, Harvest's transfer agent. T3 slips are mailed in the month of March. Taxable income reported on the T3 slip is reported as "Other Income."

Non-Resident Tax Information

Generally, the portion of the cash distributions paid by Harvest to a Non-Resident Unitholder (a unitholder that is not a resident of Canada) will be subject to Canadian withholding tax under the Tax Act at a rate of 25 percent. For a Non-Resident Unitholder who is a resident of the United States, the withholding tax rate is generally reduced to 15 percent, as per the Canada-United States Income Tax Convention.

Distribution Reinvestment and Optional Unit Purchase Plan

The Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP Plan") provides eligible unitholders of trust units the advantage of acquiring additional trust units by reinvesting their cash distributions paid by the Trust into Harvest trust units with no commissions charged. The cash distributions will be reinvested at the discretion of Harvest Operations Corp., either by acquiring trust units at prevailing market rates or by acquiring trust units issued from treasury at 95 percent of the Average Market Price. Participants in the DRIP Plan may also purchase additional trust units by investing optional cash payments to a maximum of $5,000 per month and a minimum of $1,000 per remittance. The price of trust units purchased from treasury with optional cash payments will be 100 percent of the Average Market Price. No commission, service charges or brokerage fees are payable by participants in connection with trust units acquired under the DRIP Plan. Please refer to the DRIP Plan for further details and definitions.

The DRIP Plan is available to Canadian registered holders. Residents of the United States may not participate in the DRIP Plan. Detailed information about the DRIP Plan can be obtained from Harvest Energy's website at www.harvestenergy.ca or Valiant Trust Company at #510, 550-6th Avenue S.W., Calgary, Alberta T2P 0S2, Attention: Manager, Income Trusts (403) 233-2801 or fax (403) 233-2847.

Corporate Governance

The issue of corporate governance and the role that the Board of Directors has in guidance and leadership has become increasingly important to the business strategy and decision-making process of all publicly-listed entities. Harvest's goal is to develop corporate governance policies that achieve maximum alignment of interest for all unitholders.

Harvest's current corporate governance practices have been focused on such matters as the constitution and independence of directors, the functions to be performed by the Board of Directors and its committees, and the relationship between the Board of Directors, management and unitholders.

Highlights of our approach are as follows:

Board Composition

Harvest Energy Trust's Board of Directors is comprised of five members, all of whom are "outside directors" under the terms of the Toronto Stock Exchange ("TSX") guidelines relating to corporate governance matters.

Stewardship

The Board of Directors of Harvest has taken overall responsibility for the stewardship of the corporate planning process, risk management policies and programs, management development and succession planning, significant business development, including large acquisitions and major financing proposals such as the issuance of trust units or debt structuring, and the integrity of internal control and information systems.

Committees

The Board of Directors has established an Audit and Corporate Governance Committee, Compensation Committee, and Reserves, Safety and Environmental Committee. Each committee has been mandated to assume responsibilities for the stewardship of their respective areas of focus, and take an active role in overseeing Harvest's initiatives in related activities. Each committee is composed entirely of outside directors.

Audit and Corporate Governance Committee

The mandate of this committee specifies its objectives as follows:

> to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters;

> to provide better communication between the Trust, Board of Directors and external parties;

> to ensure the external auditor's independence;

> to increase the credibility and objectivity of financial reports;

> to strengthen the role of the Board of Directors by facilitating in-depth discussions between Directors on the Audit and Corporate Governance Committee, management and external auditors;

> to develop the approach of the Board of Directors to matters concerning corporate governance;

> to review the size, composition and procedures of the Board of Directors and proposing changes to the Board of Directors for its consideration;

> to assess the effectiveness of the Board of Directors as a whole, its committees and individual Directors; and

> to recommend suitable candidates for nominees for election or appointment as directors.

Members of this committee consist of John Brussa, Verne Johnson and Hector McFadyen.

Compensation Committee

The mandate of this committee specifies its objectives as follows:

> to review all matters relating to the human resource policies and compensation of the directors, officers and employees of the Harvest;

> to review compensation philosophy and remuneration policies;

> to recommend to the Board of Directors changes to improve Harvest's ability to recruit, retain and motivate employees;

> to review and recommend to the Board of Directors performance objectives and compensation of the President and with consultation with the President, compensation of senior management positions of Harvest; and

> to review and recommend to the Board of Directors the retainer and fees to be paid to directors.

Members of this committee consist of John Brussa, Bruce Chernoff and Hector McFadyen

Reserves, Safety and Environmental Committee

The mandate of this committee specifies its objectives as follows:

> to review the annual evaluation reports of the oil and natural gas reserves of the Trust's subsidiaries;

> to review the appointment of Harvest's independent evaluator, overseeing the evaluation of Harvest's reserves and providing a recommendation to the Board of Directors as to the approval of the content and filing of Harvest's statement of reserves data and other information prescribed by applicable securities requirements;

> to periodically review the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves;

> to meet with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports;

> to review the procedures of Harvest relating to the disclosure of information with respect to oil and natural gas activities;

> to review Harvest's procedures for complying with disclosure requirements and restrictions;

> to review environmental, health and safety policies and procedures which includes respect for the interests of the communities in which Harvest operates; and

> to ensure compliance with stated policies and procedures and to identify opportunities to reduce risks associated with Harvest's field operations.

Members of this committee consist of Bruce Chernoff, Verne Johnson and Hank Swartout.

Harvest's corporate structure and governance principles were designed to ensure the unitholders' interests are addressed through the desire to achieve structural simplicity and transparency, and aligned interests. Harvest will strive to maintain that corporate governance is progressive and will evolve policies as improvements to corporate governance goals become necessary.

Biographies of Officers

Jacob Roorda, P.Eng., MBA, President

Mr. Roorda was previously Manager, Business Development at Fletcher Challenge Petroleum Inc. and a co-founder, vice-president and director of PrimeWest Energy, where he was responsible for overseeing corporate development and acquisitions. From June 1999 to July 2002, Mr. Roorda was a managing director of Research Capital Corp., an investment banking firm, where he was responsible for the overall direction and operations of the Calgary investment banking office.

J.A. Ralston, Vice President, Operations

Mr. Ralston was Production Manager for Penn West Petroleum Ltd., in charge of the company's 100,000 boe per day operations, 270 field staff and an annual budget of $200 million. Mr. Ralston's responsibilities included operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, C.A., Vice President, Finance

A chartered accountant, Mr. Fisher has in excess of 20 years' experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

He was previously a founder, director and Vice-President, Finance and Chief Financial Officer of Integra, an Alberta-based private upstream oil and natural gas corporation. Mr. Fisher was responsible for all financial aspects of Integra. From April 1995 to July 1998, Mr. Fisher was Vice-President, Finance and Chief Financial Officer of Canrise, a public upstream oil and natural gas corporation with assets located in west-central Alberta.

Biographies of Directors

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the Board of Directors of several Canadian public companies.

M. Bruce Chernoff, Director

A professional engineer, Mr. Chernoff is President of Caribou Capital Corp., a private corporation holding various investments. Mr. Chernoff has been a director of Petrobank Energy and Resources Ltd. since March 2000. He was previously Executive Vice-President and Chief Financial Officer of Petrobank from March 2000 to October 2001. Mr. Chernoff was a co-founder of Pacalta Resources in 1990, serving as Executive Vice-President and Chief Financial Officer until June 1999.

Verne G. Johnson, Director

Mr. Johnson has served as Vice-President of Production of Roxy Petroleum Ltd., President of Paragon Petroleum Ltd., and President and Director of ELAN Energy Inc. Following the sale of ELAN in 1997, he was President of Ziff Energy Group followed by AltaQuest Energy Corporation. From 2000 to 2002, he was Senior Vice President of Funds Management at Enerplus Resources Group. Mr. Johnson is currently President of his private family company, KristErin Resources Ltd.

Hector J. McFadyen, Director

Mr. McFadyen was with Alberta Energy Company Ltd. (now EnCana) from 1976 to 2002, which included terms as President of the Forest Products Division and the Midstream Division. Mr. McFadyen is a member of the Board of Directors of Hunting PLC , a UK-based public corporation engaged in oil and natural gas, oilfield service, and oil and natural gas marketing and distribution activities. Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada and Aluma Systems.

Hank B. Swartout, Director

As Chairman, President and Chief Executive Officer of Precision Drilling Corporation, Hank Swartout has overseen the company's growth from a small Canadian drilling contractor in 1985 to an international oilfield services company. Precision now operates on five continents and generated revenues of more than $2.1 billion in 2003. He continues to lead the company's diversification of its products and services and its entrance into new markets worldwide, including the U.S., Latin America, Europe, the Middle East and Far East.

Mr. Swartout serves as a director for a number of other corporations.

Corporate Information

Board of Directors

John A. Brussa [1][3]
Director
Partner, Burnet, Duckworth & Palmer LLP

M. Bruce Chernoff, P. Eng. [2][3]
Chairman
President and Director of Caribou Capital Corp.

Verne G. Johnson [1][2]
Director
President of KristErin Resources Inc.

Hector J. McFadyen [1][3]
Director
Independent businessman

Hank B. Swartout [2]
Director
Chairman, President and C.E.O.
of Precision Drilling Corporation

(1) Member of the Audit and Corporate Governance Committee.
(2) Member of the Reserves, Safety and Environment Committee.
(3) Member of the Compensation Committee.

Officers

Jacob Roorda, P. Eng.
President

J.A. (Al) Ralston
Vice President, Operations

David M. Fisher, C.A.
Vice President, Finance

Key Personnel

J. Howard Bye
Field Superintendent

James Campbell, P. Geol.
Manager, Geology

Darcy G. Erickson, P. Eng.
Manager, Business Development

Matthew T. Mazuryk, P. Eng.
Manager, Engineering

Marcus Perron, C.A.
Controller

Corporate Address

1900, 330-5th Avenue S.W.
Calgary, Alberta T2P 0L4
Telephone: (403) 265-1178
Fax: (403) 265-3490

Website

www.harvestenergy.ca

Stock Exchange

The Toronto Stock Exchange HTE.UN

Registrar and Transfer Agent

Valiant Trust Company
510, 550-6th Avenue S.W.
Calgary, Alberta T2P 0S2
Attention: Operations Officer
Telephone: (403) 233-2801
Fax: (403) 233-2847

Auditor

KPMG LLP
Chartered Accountants
Calgary, Alberta

Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Bankers

A syndicate led by National Bank of Canada
Calgary, Alberta

Engineering Consultants

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Investor Relations Contact

e-mail address: information@harvestenergy.ca
Toll-free Number: 1-866-666-1178

If you would like to be added to Harvest Energy Trust's mailing or e-mail lists, please contact us toll free at 1-866-666-1178 or e-mail us at information@harvestenergy.ca

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Printed in Canada.

Harvest Energy Trust

...00, 330 5th Avenue S.W.
...gary, Alberta T2P 0L4
...265-1178
...harvestenergy.ca